Taseko Mines Limited 15th Floor, 1040 West Georgia St. Vancouver, BC V6E 4H1 tasekomines.com

TASEKO ANNOUNCES SECOND QUARTER 2012 GROSS PROFIT OF $16 MILLION

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

August 8, 2012, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended June 30, 2012.

Highlights

Revenues for the second quarter 2012 were $74.4 million from the sale of 19.8 million pounds of copper and 271 thousand pounds of molybdenum (Taseko’s 75% share).

Total production at Gibraltar for the quarter ended March 31, 2012 was 23.9 million pounds of copper and 379 thousand pounds of molybdenum.

On a 100% basis, capital project spending for the second quarter totalled $42.0 million.

On May 9, 2012, Taseko signed an agreement with the Tsay Keh Dene to support the exploration program and environmental studies for the development of its Aley Niobium Project in north eastern British Columbia.

For the three months ended June 30, 2012, Taseko had gross profit of $16.0 million and adjusted net earnings of $4.0 million ($0.02 per share). This compares to gross profit of $16.6 million and adjusted net earnings of $1.7 million ($0.01 per share) for the three months ended June 30, 2011.

Russell Hallbauer, President and CEO of Taseko commented, “By the end of the second quarter, our Gibraltar operations team made significant strides towards achieving our production targets. In July, mill throughput averaged just over 53,000 tons per operating day and copper production was approximately nine million pounds, including cathode. With further refinements, we expect to process 9.0 to 9.5 million tons of ore in the second half of 2012, inclusive of downtime associated with tie-ins for the GDP3 project.”

“In early July, we saw a small window of copper pricing strength and opportunistically purchased copper put options for the first half of 2013 for approximately 60% of Taseko’s share of production. With a strike price of US$3.00 per pound, this hedge will secure a minimum revenue stream for the first half of 2013.”

Mr. Hallbauer continued, “Our GDP3 project is progressing very well and remains on time and on budget. Installation of concentrator equipment is underway and the new SAG mill shell has now been erected. Also, over and above our capital spending, we invested nearly $5 million in the quarter on our New Prosperity and Aley development projects. While this spending has an immediate earnings impact, the long-term potential rewards from these projects continue to be very encouraging. By early 2013, our expectation is that the New Prosperity environmental assessment and Aley feasibility study will both be complete.”

Taseko will host a conference call on Thursday, August 9, 2012 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com. Alternatively, a live and archived webcast will also be available at tasekomines.com.

The conference call will be archived for later playback until August 16, 2012 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 99514703.

For further information contact:

Brian Bergot, Investor Relations – 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.